Exhibit 99.1

RLX Technology Announces Unaudited Third Quarter 2023 Financial Results

BEIJING, November 13, 2023 /PRNEWSWIRE/ - RLX Technology Inc. (“RLX Technology” or the “Company”) (NYSE: RLX), a leading branded e-vapor company in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial Highlights

•	Net revenues were RMB428.1 million (US$58.7 million) in the third quarter of 2023, compared with RMB1,044.4 million in the same period of 2022.
•	Gross margin was 24.7% in the third quarter of 2023, compared with 50.0% in the same period of 2022.
•	U.S. GAAP net income was RMB172.7 million (US$23.7 million) in the third quarter of 2023, compared with RMB505.2 million in the same period of 2022.
•	Non-GAAP net income[1] was RMB197.5 million (US$27.1 million) in the third quarter of 2023, compared with RMB328.6 million in the same period of 2022.

“The end of the third quarter of 2023 marked one year since the new regulatory framework for the e-vapor industry came into effect,” said Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors, and CEO of RLX Technology. “As a legitimate industry participant, we have remained dedicated to developing our product portfolio to provide adult smokers with compliant, superior-quality products. While we have made some progress with our recovery, we are still facing external challenges, especially the impact of illegal products. We recognize that many users are still unaware of these new regulations, such as flavor restrictions, which has slowed their adoption of the new national standard products. To address these near-term obstacles, we will forge ahead with our core strategy: providing a wide variety of quality, compliant products across an extensive range of price points to meet users’ various needs. Meanwhile, we are making efforts to enhance users’ understanding of the new regulations and collaborating with regulators to combat illegal products and create a healthy and orderly market. As a trusted e-vapor brand for adult smokers, we believe that more users will gradually switch to our products as increased awareness of the new regulations and the dangers of substandard, illegal products rises.”

Mr. Chao Lu, Chief Financial Officer of RLX Technology, commented, “In the third quarter of 2023, we continued to face significant headwinds due to competition from illegal products. Against this challenging backdrop, we resolutely executed our strategy and focused on improving profitability, which continues to be our top priority. Our strategic cost optimization initiatives have begun to demonstrate positive outcomes, including a consistent reduction in our non-GAAP operating loss and signs of recovery in our non-GAAP net profit margin. Notably, we achieved a second consecutive quarter of positive operating cash flow this quarter, underscoring our business’ resilience in the post-regulatory era. Looking forward, we will remain committed to enhancing our financial performance and delivering sustainable value to our shareholders.”

Third Quarter 2023 Financial Results

Net revenues were RMB428.1 million (US$58.7 million) in the third quarter of 2023, compared with RMB1,044.4 million in the same period of 2022. The decrease was primarily due to the discontinuation of our older products and the competition of illegal products in the market, which resurged after the regulator’s special action ended in April 2023.

Gross profit was RMB105.7 million (US$14.5 million) in the third quarter of 2023, compared with RMB522.0 million in the same period of 2022.

1 Non-GAAP net income is a non-GAAP financial measure. For more information on the Company’s non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Gross margin was 24.7% in the third quarter of 2023, compared with 50.0% in the same period of 2022. The decrease was primarily due to the imposition of a 36% excise tax, which came into effect on November 1, 2022.

Operating expenses were RMB145.0 million (US$19.9 million) in the third quarter of 2023, compared with RMB56.8 million in the same period of 2022. The increase was primarily due to the changes in share-based compensation expenses, which were RMB24.8 million (US$3.4 million) in the third quarter of 2023, compared with positive RMB176.6 million in the same period of 2022. The changes in share-based compensation expenses consisted of (i) positive RMB4.0 million (US$0.6 million) recognized in selling expenses, (ii) RMB29.8 million (US$4.1 million) recognized in general and administrative expenses, and (iii) positive RMB0.9 million (US$0.1 million) recognized in research and development expenses. The changes in share-based compensation expenses were primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees with the fluctuations of the Company’s share price.

Selling expenses were RMB39.7 million (US$5.4 million) in the third quarter of 2023, compared with RMB52.5 million in the same period of 2022, primarily due to the decrease in salaries and welfare benefits.

General and administrative expenses were RMB74.5 million (US$10.2 million) in the third quarter of 2023, compared with positive RMB41.7 million in the same period of 2022, mainly driven by the changes in share-based compensation expenses.

Research and development expenses were RMB30.8 million (US$4.2 million) in the third quarter of 2023, compared with RMB46.0 million in the same period of 2022, mainly driven by the decrease in salaries and welfare benefits.

Loss from operations was RMB39.3 million (US$5.4 million) in the third quarter of 2023, compared with profit from operations of RMB465.2 million in the same period of 2022.

Income tax expense was RMB0.5 million (US$0.1 million) in the third quarter of 2023, compared with RMB70.9 million in the same period of 2022.

U.S. GAAP net income was RMB172.7 million (US$23.7 million) in the third quarter of 2023, compared with RMB505.2 million in the same period of 2022.

Non-GAAP net income was RMB197.5 million (US$27.1 million) in the third quarter of 2023, compared with RMB328.6 million in the same period of 2022.

U.S. GAAP basic and diluted net income per American depositary share (“ADS”) were RMB0.130 (US$0.018) and RMB0.127 (US$0.017) in the third quarter of 2023, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.381 and RMB0.379, respectively, in the same period of 2022.

Non-GAAP basic and diluted net income per ADS2 were RMB0.149 (US$0.020) and RMB0.146 (US$0.020), respectively, in the third quarter of 2023, compared with non-GAAP basic and diluted net income per ADS of RMB0.247 and RMB0.246, respectively, in the same period of 2022.

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company’s non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Balance Sheet and Cash Flow

As of September 30, 2023, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, long-term bank deposits, net and long-term investment securities, net of RMB15,132.5 million (US$2,074.1 million), compared with RMB15,786.6 million as of June 30, 2023. For the third quarter ended September 30, 2023, net cash generated from operating activities was RMB67.5 million (US$9.2 million).

Recent Development

To catch potential growth opportunities in the international market, on November 10, 2023, the Company terminated an existing non-competition agreement with Relx Inc., which had been entered into on December 16, 2020. The termination of this agreement gives the Company the flexibility to build an international presence in the future by conducting tobacco harm reduction product business outside China.

Dividend Payment

The Company announced that its Board of Directors approved a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on December 1, 2023 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The payment date is expected to be on or around December 15, 2023 and on or around December 22, 2023 for holders of ordinary shares and holders of ADSs, respectively.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 13, 2023 (8:00 PM Beijing/Hong Kong Time on November 13, 2023).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	4247290

Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for “RLX Technology Inc.” with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until November 20, 2023, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	9409580

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology, product development capabilities, and in-depth insights into adult smokers’ needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2960 to US$1.00, the exchange rate on September 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward- looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s e-vapor market; changes in its revenues and certain cost or expense items; PRC governmental policies, laws and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Capital Markets

Sam Tsang

Email: ir@relxtech.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,268,512	2,523,977	345,940
Restricted cash	20,574	53,207	7,293
Short-term bank deposits, net	7,084,879	3,156,599	432,648
Receivables from online payment platforms	3,000	4,362	598
Short-term investments	2,434,864	2,568,599	352,056
Accounts and notes receivable, net	51,381	84,023	11,516
Inventories	130,901	78,323	10,735
Amounts due from related parties	5,112	155,540	21,319
Prepayments and other current assets, net	198,932	488,636	66,973
Total current assets	11,198,155	9,113,266	1,249,078
Non-current assets:
Property, equipment and leasehold improvement, net	87,871	67,829	9,297
Intangible assets, net	7,552	5,988	821
Long-term investments, net	8,000	434,949	59,615
Deferred tax assets, net	63,894	63,894	8,758
Right-of-use assets, net	75,008	57,883	7,934
Long-term bank deposits, net	1,515,428	2,659,451	364,508
Long-term investment securities, net	3,409,458	4,170,629	571,632
Other non-current assets, net	13,458	6,054	830
Total non-current assets	5,180,669	7,466,677	1,023,395
Total assets	16,378,824	16,579,943	2,272,473

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	269,346	240,001	32,895
Contract liabilities	75,226	68,253	9,355
Salary and welfare benefits payable	127,749	80,961	11,097
Taxes payable	109,676	82,460	11,302
Amounts due to related parties	423	-	-
Accrued expenses and other current liabilities	161,455	105,839	14,507
Lease liabilities - current portion	45,955	35,703	4,894
Total current liabilities	789,830	613,217	84,050

Non-current liabilities:
Deferred tax liabilities	8,653	8,653	1,186
Lease liabilities - non-current portion	39,968	29,612	4,059
Total non-current liabilities	48,621	38,265	5,245
Total liabilities	838,451	651,482	89,295

Shareholders’ Equity:
Total RLX Technology Inc. shareholders’ equity	15,569,060	15,942,807	2,185,144
Noncontrolling interests	(28,687)	(14,346)	(1,966)
Total shareholders’ equity	15,540,373	15,928,461	2,183,178

Total liabilities and shareholders’ equity	16,378,824	16,579,943	2,272,473

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	1,044,424	378,123	428,069	58,672	4,992,767	995,069	136,386
Cost of revenues	(522,451)	(171,733)	(222,056)	(30,435)	(2,835,908)	(472,482)	(64,759)
Excise tax on products	-	(107,853)	(100,313)	(13,749)	-	(272,624)	(37,366)
Gross profit	521,973	98,537	105,700	14,488	2,156,859	249,963	34,261

Operating expenses:
Selling expenses	(52,544)	(45,226)	(39,698)	(5,441)	(251,125)	(170,685)	(23,394)
General and administrative expenses	41,746	41,368	(74,519)	(10,213)	(182,604)	(289,655)	(39,701)
Research and development expenses	(45,978)	(43,317)	(30,785)	(4,218)	(187,552)	(150,784)	(20,667)
Total operating expenses	(56,776)	(47,175)	(145,002)	(19,872)	(621,281)	(611,124)	(83,762)

Income/(loss) from operations	465,197	51,362	(39,302)	(5,384)	1,535,578	(361,161)	(49,501)

Other income：
Interest income, net	56,237	162,888	158,259	21,691	126,112	469,950	64,412
Investment income	38,104	20,588	21,028	2,882	110,974	63,001	8,635
Others, net	16,573	21,380	33,246	4,557	249,016	183,783	25,190
Income before income tax	576,111	256,218	173,231	23,746	2,021,680	355,573	48,736
Income tax expense	(70,871)	(51,502)	(534)	(73)	(387,823)	(34,465)	(4,724)
Net income	505,240	204,716	172,697	23,673	1,633,857	321,108	44,012
Less: net income/(loss) attributable to noncontrolling interests	1,883	1,929	1,709	234	(35,842)	4,299	589
Net income attributable to RLX Technology Inc.	503,357	202,787	170,988	23,439	1,669,699	316,809	43,423
Other comprehensive income/(loss):
Foreign currency translation adjustments	618,060	563,078	(81,069)	(11,111)	1,152,674	333,913	45,767
Unrealized income on long-term investment securities	-	5,539	3,508	481	-	11,920	1,634
Total other comprehensive income/(loss)	618,060	568,617	(77,561)	(10,630)	1,152,674	345,833	47,401
Total comprehensive income	1,123,300	773,333	95,136	13,043	2,786,531	666,941	91,413
Less: total comprehensive income/(loss) attributable to noncontrolling interests	1,883	1,929	1,709	234	(35,842)	4,299	589
Total comprehensive income attributable to RLX Technology Inc.	1,121,417	771,404	93,427	12,809	2,822,373	662,642	90,824

Net income per ordinary share/ADS
Basic	0.381	0.154	0.130	0.018	1.258	0.241	0.033
Diluted	0.379	0.150	0.127	0.017	1.244	0.236	0.032

Weighted average number of ordinary shares/ADSs
Basic	1,322,824,853	1,318,628,588	1,316,452,743	1,316,452,743	1,327,552,588	1,317,292,081	1,317,292,081
Diluted	1,329,164,753	1,353,296,802	1,344,359,144	1,344,359,144	1,341,861,541	1,344,018,578	1,344,018,578

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	505,240	204,716	172,697	23,673	1,633,857	321,108	44,012
Add: share-based compensation expenses
Selling expenses	(24,189)	(15,338)	(4,045)	(554)	(48,232)	4,571	627
General and administrative expenses	(128,200)	(90,923)	29,771	4,080	(207,219)	140,190	19,215
Research and development expenses	(24,242)	(12,229)	(936)	(128)	(53,240)	1,490	204
Non-GAAP net income	328,609	86,226	197,487	27,071	1,325,166	467,359	64,058

Net income attributable to RLX Technology Inc.	503,357	202,787	170,988	23,439	1,669,699	316,809	43,423
Add: share-based compensation expenses	(176,631)	(118,490)	24,790	3,398	(308,691)	146,251	20,046
Non-GAAP net income attributable to RLX Technology Inc.	326,726	84,297	195,778	26,837	1,361,008	463,060	63,469

Non-GAAP net income per ordinary share/ADS
- Basic	0.247	0.064	0.149	0.020	1.025	0.352	0.048
- Diluted	0.246	0.062	0.146	0.020	1.014	0.345	0.047
Weighted average number of ordinary shares/ADSs
- Basic	1,322,824,853	1,318,628,588	1,316,452,743	1,316,452,743	1,327,552,588	1,317,292,081	1,317,292,081
- Diluted	1,329,164,753	1,353,296,802	1,344,359,144	1,344,359,144	1,341,861,541	1,344,018,578	1,344,018,578

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(1,016,862)	41,339	67,452	9,245	735,695	(121,895)	(16,707)
Net cash generated from/(used in) investing activities	211,064	431,683	967,342	132,585	(4,885,585)	1,780,979	244,103
Net cash used in financing activities	(19,822)	(199,080)	(229,492)	(31,454)	(326,623)	(424,226)	(58,145)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	22,772	48,393	(5,562)	(762)	173,813	53,240	7,298
Net (decrease)/increase in cash and cash equivalents and restricted cash	(802,848)	322,335	799,740	109,614	(4,302,700)	1,288,098	176,549
Cash, cash equivalents and restricted cash at the beginning of the period	1,709,615	1,455,109	1,777,444	243,619	5,209,467	1,289,086	176,684
Cash, cash equivalents and restricted cash at the end of the period	906,767	1,777,444	2,577,184	353,233	906,767	2,577,184	353,233